Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
October 18, 2006.

Item 3	News Release
The news release was disseminated on October 18, 2006 by CCN Matthews using several broad distribution networks in North America and the United Kingdom.

Item 4	Summary of Material Change

Silver Standard is pleased to report that it has made a production decision for the Pirquitas Project following a meeting held October 18, 2006 in Jujuy Province, Argentina, with Dr. Eduardo Alfredo Fellner, governor of the province where he was presented with the feasibility study update supporting the development of the Pirquitas Project.

Item 5	Description of Material Change
See attached news release 06-34.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
October 19, 2006.

October 18, 2006 News Release 06-34	Trading Symbols: Nasdaq National Market: SSRI TSX: SSO

SILVER STANDARD ANNOUNCES PRODUCTION DECISION AT PIRQUITAS

Vancouver, B.C. -- Silver Standard is pleased to report that it has made a production decision for the Pirquitas Project following a meeting held today in Jujuy Province, Argentina, with Dr. Eduardo Alfredo Fellner, governor of the province where he was presented with the feasibility study update supporting the development of the Pirquitas Project.

The Pirquitas Project is located in an historic mining district in the province of Jujuy in northwest Argentina approximately 850 kilometers by road from the port of Antofagasta in Chile. During the period from 1935 to 1989, approximately 25 million ounces of silver were mined from a number of underground mines at Pirquitas. In 1999/2000, an extensive feasibility study of the project was completed by Jacobs Engineering and the Winters Group, with review by Behre Dolbear and input from Mine Development Associates, Inc. (MDA). In August of 2005, Silver Standard engaged Hatch Ltd. (Hatch) and MDA to undertake an update of the 1999/2000 feasibility study. The feasibility study update was completed by Hatch and MDA in April 2006.

The results of the feasibility study update are detailed in Silver Standard’s news releases of April 6, 2006 and April 21, 2006. Of note, the project is estimated to require 21 to 24 months to construct at a cost of US$146 million plus value added tax. The project is expected to produce in excess of 9 million ounces of silver per year over a nine-year mine life, making it one of the world's larger primary silver producers. The project is also estimated to produce in excess of 2,500 tonnes of tin and 6,600 tonnes of zinc annually. At current metal prices of US$11.85/oz. of silver, US$4.70/lb. of tin and US$1.80/lb. of zinc, the project has an internal rate of return of 46% and a net present value of over US$390 million, discounted at 5%.

Silver Standard’s production decision and progress to date will be discussed at the company’s third quarter conference call in November. Since completion of the feasibility study update, Silver Standard has been busy advancing the project on multiple fronts.

Project Financing: Silver Standard is in discussions with a bank for a syndicated project loan. The independent engineers for the bank have been on-site and completed their due diligence of the project. Discussions are currently centered on the hedging requirements of the bank. Silver Standard has maintained in its project financing discussions that it wants to minimize hedging in order to maximize exposure to the price of silver. Silver Standard is continuing these discussions and anticipates arranging project financing in the coming months. Since Silver Standard has the capital to initiate construction of the mine with in excess of $191 million in cash and $97.8 million in marketable securities and bullion as at September 30, 2006, the board of directors of Silver Standard has approved the production decision in order to take advantage of the prime construction season at the mine site and to capitalize on the economic attractiveness of the project, while concluding negotiations for project financing.

Engineering: Silver Standard has put the engineering, procurement, construction and management (EPCM) contract out to international tender and is negotiating the definitive agreement prior to announcing the name of the selected EPCM contractor. Basic engineering for the project is expected to commence shortly at an approximate cost of US$3 million with detailed engineering and tendering for most equipment to follow in three to five months.

Equipment and Power: Silver Standard has acquired certain equipment, including a used ball mill that is a critical path item, and is in final discussions for the purchase of the mining fleet with a supporting maintenance and repair contract. The steel pipe required to deliver natural gas to the site for electrical generation has been ordered, and Silver Standard is finalizing the permits for construction of the pipeline.

Off-take: Silver Standard has received expressions of interest and draft memoranda of understanding for its silver, tin and zinc concentrates from a number of smelters and metals brokers, with particular interest shown in the rich silver concentrate that contains significant indium.

Operations Personnel: On site, Silver Standard has hired Fortunato Ramirez as mine manager, who has 25 years experience in developing and operating underground and open pit mines in Latin America, and Alejandro Nario as mill manager, who has 35 years experience with milling operations in Latin America, as well as other key production individuals. In addition, approximately 100 individuals are in training and working at the mine site. In Vancouver, Silver Standard is in the process of hiring an experienced industry professional as Vice President, Operations and expects to have that individual in place by the start of 2007, with supporting personnel to follow.

Construction Personnel: Mike Robb, P. E., Vice President, Project Development, who has over 40 years of experience and has been responsible for the construction and operation of several mines in Latin America, and David MacKerricher, who has been hired as construction manager with over 35 years experience in the business including construction management both at La Coipa and Refugio, will be overseeing the construction of the project. During construction, they will be supported by the operational personnel on-site and at head office.

With the production decision for the Pirquitas Project, Silver Standard is now on the way to achieving its next objective of becoming a significant primary silver producer.
(SSRI-PR)

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.